

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2021

Geoffrey Strong
Chief Executive Officer
Spartan Acquisition Corp. II
9 West 57th Street, 43rd Floor
New York, NY 10019

> **Re: Spartan Acquisition Corp. II**
> **Registration Statement on Form S-4**
> **Filed March 22, 2021**
> **File No. 333-254589**

Dear Mr. Strong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note your disclosure on page 230 regarding the forum selection provision in the Sunlight Financial Holdings charter. Please revise to include risk factor disclosure addressing the risks related to this provision, including for example, increased costs to bring a claim, that the provision may discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable and any uncertainty about enforceability.

Questions and Answers about the Business Combination, page 1

2. Please add a separate question and answer to describe what consideration various parties will receive in the business combination. In this regard, by example only, we note your

disclosure on page 90 that the Blocker Holders, LTIP Unitholders and Flow-Through Sellers "will receive a combination of cash, rights under the Tax Receivable Agreement, Class A Common Stock and no-economic voting Class C Common Stock in Sunlight Financial Holdings."

Will Spartan obtain new financing in connection with the Business Combination?, page 5

3.   Please identify the New PIPE Investors referenced in this section. Please also refile the Subscription Agreement filed as Exhibit 10.3 to identify the Subscribers who signed the agreement.

Summary of the Proxy Statement/Prospectus
Sunlight Financial LLC, page 17

4.   Please provide us with the basis for the statements that Sunlight estimates that it currently has a 19% market share for the facilitation of loans for residential solar energy systems in the United States and that the total market for the purchase and installation of residential solar energy systems was estimated at almost $12 billion per year in 2020 and is expected to grow by 10% by 2023.

Ownership of Sunlight Financial Holdings After the Closing, page 28

5.   For purposes of clarity, please include a short description for each type of security that appears in the charton page 30, as well as the corresponding owners of each class listed. In this regard, we note references to Class A Common Stock and Class C Common Stock, which will continue to exist after the business combination, as well as references to Sunlight Class X Units, Sunlight Warrants, and Spartan Warrants.

Organizational Structure, page 29

6.   We note the chart depicting the ownership structure upon completion of the business combination. Please revise to add various percentages of ownership described on pages 28-29. In the alternative, you can include two different charts showing different percentages based on different assumptions. Also include the organizational chart depicting Spartan and Sunlight and their respective affiliated entities involved in the business combination prior to the consummation of the merger transaction.

Risk Factors, page 35

7.   We note your disclosure on page 38 describing the risk associated with certain guarantees related to the performance of certain Indirect Channel Loans, which Sunlight is required to repurchase in the event Sunlight is unable to facilitate the sale of such loans. Disclosure states that Sunlight has not been required to date to purchase solar system loans from its bank partner, which appears inconsistent with disclosure on page F-48 stating that for the year ended December 31, 2020, Sunlight repurchased and wrote-off 49 loans, totaling $1.1 million, from its Bank Partner, associated with this guarantee. Please

explain and revise your disclosure as necessary.

Loans originated through Sunlight's technology platform, page 47

8.   We note your disclosure on page 48 that "one capital provider funded ... 47.4% of Sunlight's funded solar system loans volume" in 2020. Please disclose the name of the provider or provide us with the analysis of why you believe that the identity of the capital provider is not material to investors' understanding of Sunlight's business.

Spartan's initial stockholders have agreed to vote in favor, page 61

9.   Please disclose what percentage of public shareholders need to vote in favor to approve the business combination for it to be approved.

Unaudited Prospective Financial Information, page 130

10.   Please remove the statement in this section that "[y]ou are cautioned not to rely on the projections." Investors are entitled to rely on the disclosure in the prospectus.

Expected Accounting Treatment, page 137

11.   Please provide us your accounting analysis related to accounting for the business combination using the acquisition method under ASC 805. Please include all relevant facts and circumstances and the specific guidance that supports your accounting determination. At a minimum, please tell us:
    •   how you determined that Sunlight was a variable interest entity, and
    •   how you determined that Spartan was considered to be the primary beneficiary of Sunlight.

12.   We also note your disclosure on page 85 that "Spartan's variable interests in Sunlight include ownership of Sunlight, which results in the right (and obligation) to receive benefits (and absorb losses) of Sunlight that could potentially be significant to Spartan." Please tell us how you considered the guidance in ASC 810-10-25-38A which appears to consider the characteristics that could potentially be significant to the VIE.

Material U.S. Federal Tax Considerations in Respect of the Redemption, page 137

13.   Please delete your statements on pages 138 and 139 that investors should "rely solely upon" their tax advisors to remove the implication that investors are not entitled to rely on the disclosure in this section. Please remove other similar inappropriate disclaimers from pages 13, 76, 140, 141, and 142.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Sunlight, page 162

14.   Please revise your MD&A to include a discussion of changes in financial position for each of the periods presented in your financial statements.

Executive Overview
Highlights, page 163

15.   We note your disclosure that Sunlight formed strategic partnerships with distributors and referral companies in both solar and home improvement industries to facilitate rapid expansion of Sunlight's contractor network. Please enhance your disclosure to explain the referral program in more detail and to quantify any incentives associated with this referral program. In the event fees are paid to these referral companies, please clearly disclose how these payments are made and reflected in your financial statements.

Key Performance Metrics, page 164

16.   For each period presented, please revise to disclose, in tabular format, the amount of funded loans broken down by:
        • channel (i.e., direct vs. indirect); and
        • line of business/product (i.e., residential energy solar systems vs. home improvements).

Recent Developments, page 165

17.   Please file the indirect funding program agreement as an exhibit to the registration statement, identify the channel provider and confirm that you have disclosed the material terms of this agreement.

Information about Sunlight
Concentration, page 168

18.   We note your disclosure here that "[n]o single contractor was responsible fore more than 11.2% or 15.4% of [your] funded loan volume in 2019 and 2020, respectively." Please tell us if any single customer accounted for 10% or more of your revenues. If so, disclose who these customers are or provide us with the analysis of why you believe this information is not material to investors.

Components of Results of Operations
Platform Fees, page 168

19.   We note your disclosure on page 168 that platform fees are generally earned in the indirect channel when an indirect channel capital provider purchases a particular loan from Sunlight's bank partner. We also note your disclosure on page 169 that Sunlight's revenues exclude the platform fees that Sunlight earns from the sale of home improvement loans from the bank partner's balance sheet as Sunlight instead records a derivative that is marked to market, with realized gains recognized on the derivative on the sale of the loan from the bank partner to an indirect channel capital provider. Please explain this apparent discrepancy, clarify whether platform fees include revenue from the indirect channel, and revise as necessary to provide consistent disclosure.

Results of Operations
Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019, page 170

20. Please enhance your disclosure on page 170 to separately quantify the amount and/or percentage of platform fees attributed to the direct and indirect channels. Discuss underlying reasons for any significant fluctuations period to period as well as any trends that are likely to impact performance in future periods.

21. We note your disclosure that the average platform fee percentage earned on loans funded by direct channel capital providers or purchased by indirect channel capital providers decreased 0.5% from the year ended December 31, 2019 to the year ended December 31, 2020. Please revise to separately disclose and discuss the average platform fee percentage for both the direct and indirect channels. In preparing your revised disclosures, please include the following information separately for both the direct and indirect channels:
   • average dealer fee;
   • range of, and average, percentage charged to contractors;
   • average capital provider discount;
   • range of, and average, percentage charged to capital providers;
   • average platform fee; and
   • range of, and average, percentage earned.

22. Please revise your disclosure to explain in more detail how the mix of loan products funded in a particular period impacts the platform fee percentage. Describe the mix of products that generally carry higher capital provider discounts, dealer fees, or both, along with the specific factors associated with these products that drives the higher discounts and/or fees. Please expand your disclosure to describe the mix of loan products funded in the two periods (i.e., 2020 vs. 2019) and any trends with regard to the mix of loan products that are likely to impact the platform fee percentage in future periods.

23. We note your disclosure that the increase in capital providers discounts charged to Sunlight in the indirect channel during the second quarter of 2020 associated with market uncertainty at the onset of the COVID-19 pandemic was a key factor contributing to the decreased platform fee in 2020 compared to 2019. Please enhance your disclosure to explain the reasons this market uncertainty impacted the discounts charged to capital providers in the indirect channel, but not the direct channel.

24. We note your disclosure on page 171 that costs and expenses include certain broker fees related to loan origination arrangements subject to sunset provisions. Please revise your disclosure to explain in more detail who these broker fees are paid to, how they are determined, and to include a significantly enhanced understanding of the sunset provisions associated with these arrangements.

Liquidity and Capital Resources

Available Liquidity and Capital Resources, page 177

25.   We note your disclosure that restricted cash held by Sunlight primarily relates to a cash reserve that Sunlight's bank partner requires to secure Sunlight's short-term guarantee obligations of certain loans temporarily held by Sunlight's bank partner. Please enhance this disclosure here, or elsewhere in the filing, to explain in detail how the necessary amount of restricted cash is determined.

Platform Fees, page 178

26.   We note your disclosure on page 179 that Sunlight's measurement of its guarantee liability is subject to significant judgements using historical loss experiences to estimate the likelihood that the guaranteed loans will default prior to sale and the severity of loss Sunlight expects to incur. To provide investors with greater transparency around your guarantee liability, please provide the underlying loan delinquency, collection status and credit grades of these loans. Refer to ASC 460-10-50-4.

Sunlight's Technology-Enabled POS Financing Platform and Loan Facilitation, page 184

27.   We note your disclosure describing the Sunlight Rewards program to create loyalty among solar salespeople and your disclosure on page 171 that costs and expenses include $1.7 million from redemption of these rewards. Please enhance your disclosure here, or elsewhere in the filing, to provide a significantly enhanced discussion of the rewards program, including how rewards are determined and redeemed, as well as how you determine the liability associated with this program at each period end. Please also revise your disclosures to include your accounting policy for this reward program, including reference to the authoritative literature to support your accounting policy.

Sunlight's Target and Market Opportunities, page 186

28.   We note that Sunlight's two core target markets are the solar system loan market and the home improvement loan market. In order to provide additional context regarding the relative size and importance of each of these markets to your business, please disclose what percentage of funded loans and revenue are derived from each of these respective business lines.

Sunlight's Products, page 193

29.   We note your disclosure on page 193 that solar loan products are secured and fixed rate, closed-end term loans including tenors between 5 and 25 years, interest rates per annum ranging from 0.99% to 7.49%, and minimum principal amounts generally ranging from $10,000 to $100,000. We further note your disclosure on page 194 that home improvement loan products include tenors ranging from three to 12 years with interest rates per annum up to 21.99%, and minimum loan balances of $500 up to as large as

$100,000. Please enhance these disclosures to include a tabular presentation of the weighted average tenor, interest rate and loan amount for each of these loan products.

Agreements with Our Capital Providers, page 195

30.   We note your disclosure here and on page 38 describing the limited circumstances under which Sunlight must assume credit risk, which generally includes loans that are not sold prior to default defined as 120 days of nonpayment by the borrower and the requirement to purchase loans from the bank partner after an agreed period of time, subject to certain exceptions (180 days from origination for solar system loans and, with respect to any home improvement loans that have been on its bank partner's balance sheet for greater than 12 months, beginning on May 1, 2021). Please enhance this disclosure to explain whether, and if so, how you track delinquency and/or days from origination for these loans so a reader could better gauge the credit risk associated with these agreements with your capital providers.

Sunlight's Bank Partner and Indirect Channel Capital Providers, page 195

31.   We note your disclosure in this section that "approximately 22% of Sunlight's funded solar loan volume during 2020, and all of Sunlight's funded home improvement loans volume, was initially funded by Sunlight's bank partner for purchase by an indirect channel capital provider." We also note that this bank partner agreement does not have a change of control consent right triggered by the business combination. If this is a material contract that will continue to be in force after the business combination, please name the bank partner referenced here, describe the material terms of the agreement and file it as an exhibit to your registration statement or advise. In addition, please clarify if this is the same capital provider discussed in the concentration section on page 168 that funded 48.5% and 45.3% of Sunlight's 2019 and 2020 funded loans, respectively.

Executive Compensation, page 216

32.   Please disclose whether any compensation will be paid to the executive officers and directors of Spartan or Sunlight pursuant to the business combination.

Exhibits

33.   We note your references to employment agreements with Sunlight's named executive officers on pages 217-218. If these agreements will continue to be in force after the business combination, please file them as exhibits or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Ben Phippen at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance

cc: Ramey Layne, Esq.